UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

By: /s/ Arthur Angelo Syailendra

----------------------------------------------------

(Signature)

Arthur Angelo Syailendra

Director of Finance and Risk Management

Number	:	Tel.214/LP 000/COP-K0000000/2026

Jakarta,	October 22, 2026

To.

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4 Jakarta 10710

Re	:	Report on the Results of the Share Buyback Conducted in Compliance with Article 62 Company Law

Dear Sir/Madam,

In order to comply with the provisions of Article 62 of the Law Number 40 of 2007 on Limited Liability Companies as lastly amended by Law Number 6 of 2023 on the Stipulation of Government Regulation in Lieu of Law Number 2 of 2022 on Job Creation into Law (“Company Law”), and Article 3 junto Article 8 of the Financial Services Authority Regulation Number 29 of 2023 concerning the Repurchase of Shares Issued by Public Companies, the following information is hereby conveyed:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk (“Company”)
Business Sector	:	Telecommunication
Phone	:	(021) 5215109
E-mail Address	:	investor@telkom.co.id

1.	Report Name	Report on the Results of the Share Buyback Conducted in Compliance with Article 62 Company Law
2.	Settlement Date	October 20, 2026
3.	Description

Pursuant to Article 62 of the Company Law, each Shareholder has the right to request the Company to purchase their shares if they Voted Against on the Spin-Off Agenda, which is one of the Agendas of the 2026 Extraordinary General Meeting of Shareholders of PT Telkom Indonesia (Persero) Tbk that is Approval of the Company's plan to conduct a Partial Spin-Off of the Wholesale Fiber Connectivity Business (Phase 2) to PT Telkom Infrastruktur Indonesia, a subsidiary whose shares are directly owned by the Company at 99.99% ("Spin-Off"), in compliance with the provisions of Article 89 paragraph (1) and Article 127 paragraph (1) of Law Number 40 of 2007 on Limited Liability Companies as lastly amended by Law Number 6 of 2023 on the Stipulation of Government Regulation in Lieu of Law Number 2 of 2022 on Job Creation into Law in conjunction with Article 26 paragraph (6) of the Company's Articles of Association.

In accordance with the Information Disclosure that we published on October 2, 2026, the Deadline for Submitting Statements of Intent to Sell in the context of the Share Buyback to fulfill the provisions of Article 62 of the Company Law has ended on October 5, 2026, at 17:00 Western Indonesia Time. The following is a report on the results of the share buyback conducted to comply with the provisions of Article 62 of the Company Law, as follows:

1.
A total of 15,956,199 shares were repurchased by the Company.
2.
The repurchase price was Rp2,290,- per share.

3.
The aggregate gross repurchase value amounted to Rp36,539,695,710,-.
4.
Payment to the eligible shareholders (Settlement Date) was completed on October 20, 2026.

Following the completion of the share repurchase, the exercise of the rights of shareholders who dissented from the Spin-Off pursuant to Article 62 of the Company Law has been completed in accordance with the share buyback mechanism applicable to Public Companies as stipulated under Financial Services Authority Regulation No. 29 of 2023 concerning Share Buybacks by Public Companies, as well as the prevailing laws and regulation

4.	The Impact of the Events	The Company considers that the Results of the Share Buyback will not have any material adverse impact on the Company’s business continuity.
5.	Others	None.

Thus, we submit this report. Thank you for your attention.

Best Regards,

/s/ Arthur Angelo Syailendra

Arthur Angelo Syailendra

Director of Finance and Risk Management